Dated April 20, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-218476

70 E. Long Lake Rd. Bloomfield Hills, MI 48304 www.agreerealty.com

FOR IMMEDIATE RELEASE

Agree Realty Announces Forward Common Stock Offering to Cohen & Steers

Bloomfield Hills, MI, April 20, 2020 -- Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that it commenced an underwritten public offering of 6,166,666 shares of its common stock in connection with the forward sale agreement described below in which the shares will be sold to Cohen & Steers Capital Management, Inc. at a price of $60.00 per share, with the forward purchaser to receive net proceeds of $59.52 per share. The closing of the offering is expected to occur on or about April 22, 2020, subject to the satisfaction of customary closing conditions. Upon closing of the offering, the Company expects to settle its existing outstanding forward equity totaling approximately $267 million of net proceeds. On April 22, 2020 the Company expects to deliver 3,976,695 shares of the Company’s common stock to effect the settlement. Following settlement, no shares of the Company’s common stock will remain subject to future settlement under the existing forward sale agreements.

Citigroup is acting as the sole book-running manager for the offering.

The Company expects to enter into a forward sale agreement with Citibank, N.A. (the "forward purchaser") with respect to 6,166,666 shares of its common stock.

In connection with the forward sale agreement, the forward purchaser or its affiliates is expected to borrow and sell to the underwriters an aggregate of 6,166,666 shares of the common stock that will be delivered in this offering. Subject to its right to elect cash or net share settlement, which right is subject to certain conditions, the Company intends to deliver, upon physical settlement of such forward sale agreement on one or more dates specified by the Company occurring no later than April 20, 2021, an aggregate of 6,166,666 shares of its common stock to the forward purchaser in exchange for cash proceeds per share equal to the applicable forward sale price, which will be the public offering price, less underwriting discounts and commissions, and will be subject to certain adjustments as provided in the forward sale agreement.

The Company will not initially receive any proceeds from the sale of shares of its common stock by the forward purchaser. The Company expects to use the net proceeds, if any, it receives upon the future settlement of the forward sale agreement to fund acquisition and development activity, with any remaining proceeds to be used for general working capital and other corporate purposes, including the reduction of the outstanding balance on the Company’s revolving credit facility, if any. Selling common stock through the forward sale agreement enables the Company to set the price of such shares upon pricing the offering (subject to certain adjustments) while delaying the issuance of such shares and the receipt of the net proceeds by the Company until the expected funding requirements described above have occurred.

Copies of the prospectus supplement and accompanying prospectus relating to this offering, when available, may be obtained by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

The shares of common stock are being offered by the Company pursuant to an effective shelf registration statement on Form S-3 (File No. 333-218476) and related prospectus which was filed by the Company on June 2, 2017 with the Securities and Exchange Commission (“SEC”) and was automatically effective upon filing. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust primarily engaged in the acquisition and development of properties net leased to industry-leading retail tenants. As of March 31, 2020, the Company owned and operated a portfolio of 868 properties, located in 46 states and containing approximately 16.3 million square feet of gross leasable area. The common stock of Agree Realty Corporation is listed on the New York Stock Exchange under the symbol “ADC”. For additional information, please visit www.agreerealty.com.

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the terms and size of the offering, the intended use of proceeds from the offering, if any and future settlement of its forward sale agreement, that represent the Company’s expectations and projections for the future. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Although these forward-looking statements are based on good faith beliefs, reasonable assumptions and the Company’s best judgment reflecting current information, you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, one of the most significant factors, however, is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19, on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and other filings with the SEC, as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of COVID-19. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. The forward-looking statements included in this press release are made as of the date hereof. Unless legally required, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, changes in the Company’s expectations or assumptions or otherwise.

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Contact:

Clay Thelen

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190